November 1, 2006

To: Trustees of Saturna Investment Trust,
Amana Mutual Funds Trust

Re: Fidelity Bond and D&O/E&O Annual Premium Allocations

From: Saturna Capital

Annually the Trustees must review continuation of the existing Rule 17g-1 fidelity bond coverage. Earlier, you directed that the funds should renew their fidelity coverage with ICI Mutual, including the D&O/E&O coverage. The adviser made application for a joint bond, and after discussion, received approval yesterday.

Following guidelines from ICI Mutual, the premiums for the fidelity bond and the D&O/E&O are allocated as set forth below. We will indicate acceptance of the policies, including the increase in D&O/E&O coverage to $2 million from $1 million, subject to your ratification of payment at our next meeting. It is our understanding that $2 million of coverage is now fairly standard at small fund complexes like Saturna Capital.

Each entity's fidelity bond coverage is to the full limit of $1,435,000, with a $50,000 deductible (except for the Funds, which cannot legally have a deductible). Mutual fund requirement amounts have been set in accordance with SEC Rule 17(g)-1, based on assets as of October 31, 2006 with some allowance for growth.

The Blanket Bond Premium of $16,541 decreased slightly from $16,717 last year, while the coverage amount increased 11.6%.

The D&O/E&O premium for $1 million coverage is the same as last year ($39,749). The D&O/E&O premium for $2 million coverage is 90% higher ($75,538) and includes an increase in some of the deductibles.

ICI Mutual will provide an analysis of purchasing single bonds if desired.

Insured	17(g)-1 Bracket	Coverage Requirement	Bond Percentage	Fidelity Premium	D&O/E&O Premium
Amana	$250-500 Million	$750,000	52.26	$8,644.33	$39,476.116
Saturna Investment	$35-50 Million	$350,000	24.39	$4,034.35	$18,423.72
Saturna Capital	IRS requirement	$215,000	14.98	$2,477.84	$11,315.59
Saturna Brokerage	NASD requirement	$120,000	8.37	$1,384.48	$6,322.53
		$1,435,000	100.00	$16,541.00	$75,538.00